Exhibit 99.1

ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, APRIL 3, 2008 - 9:30 A.M. MDT
CALGARY, ALBERTA

VOTING RESULTS:
This report on the voting results of the 152nd annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations.  Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at (http://www.td.com/investor/2008/proxy.pdf).

The Directors of the Bank recommended that Shareholders vote FOR matters 1 and 2 below:

1.	Election of Directors

Each of the seventeen (17) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank for the ensuing year.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
William E. Bennett	364,988,435	99.2%	2,876,309	0.8%
Hugh J. Bolton	361,307,560	98.2%	6,557,184	1.8%
John L. Bragg	365,485,063	99.4%	2,379,681	0.6%
W. Edmund Clark	365,521,535	99.4%	2,343,209	0.6%
Wendy K. Dobson	364,616,098	99.1%	3,248,646	0.9%
Donna M. Hayes	365,136,281	99.3%	2,728,463	0.7%
Henry H. Ketcham	364,847,236	99.2%	3,017,508	0.8%
Pierre H. Lessard	364,124,881	99.0%	3,739,863	1.0%
Harold H. MacKay	365,494,030	99.4%	2,370,714	0.6%
Brian F. MacNeill	363,963,368	98.9%	3,901,376	1.1%
Irene R. Miller	365,454,624	99.3%	2,410,120	0.7%
Nadir H. Mohamed	365,375,704	99.3%	2,489,040	0.7%
Roger Phillips	364,599,165	99.1%	3,265,579	0.9%
Wilbur J. Prezzano	364,168,165	99.0%	3,696,579	1.0%
William J. Ryan	365,229,304	99.3%	2,635,440	0.7%
Helen K. Sinclair	364,313,398	99.0%	3,551,346	1.0%
John M. Thompson	364,695,233	99.1%	3,169,511	0.9%

2.             Appointment of Auditor

The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank for the ensuing year.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
367,207,508	99.8%	653,658	0.2%

The Directors of the Bank recommended that Shareholders vote AGAINST matters 3 - 17 below:

3.
Shareholder Proposal A - Advisory vote on executive compensation. RESOLVED, that shareholders of The Toronto-Dominion Bank urge the board of directors to adopt a policy that The Toronto-Dominion Bank’s shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by The Toronto-Dominion Bank’s management, to ratify the report of the Management Resources Committee set forth in the proxy statement. The proposal submitted to shareholders should ensure that shareholders understand that the vote is non-binding and would not affect any compensation paid or awarded to any Named Executive Officer.

Votes For	% Votes For	Votes Against	% Votes Against
152,534,913	41.5%	215,272,414	58.5%

4.
Shareholder Proposal B - Directors must put shareholders’ interests first. In choosing candidates for Director, this Bank’s nominating committee must give first priority to the nominees’ ability to effectively represent the interests of shareholders.

Votes For	% Votes For	Votes Against	% Votes Against
8,759,661	2.4%	359,069,035	97.6%

5.	Shareholder Proposal C - All compensation programs for senior executives in the past decade shall be re-examined to ensure that they fully complied with Ontario Securities Commission regulations.

Votes For	% Votes For	Votes Against	% Votes Against
8,630,098	2.3%	359,200,412	97.7%

6.
Shareholder Proposal D - This Bank shall, as soon as practical, implement a system of senior executive compensation that shifts the largest part of compensation from direct personal payments into charitable funds that are directed by the appropriate executives after retirement.

Votes For	% Votes For	Votes Against	% Votes Against
4,968,967	1.4%	362,857,015	98.6%

7.
Shareholder Proposal E - Any Director who fails to receive a majority of “for” votes from shareholders participating in person or by proxy at the annual meeting must resign, and the resignation must take effect unconditionally.

Votes For	% Votes For	Votes Against	% Votes Against
27,318,907	7.4%	340,510,271	92.6%

8.
Shareholder Proposal F - It is proposed that The Toronto-Dominion Bank foster the continuity of its share ownership by increasing by 10% the dividends normally paid for shares held for at least two years.

Votes For	% Votes For	Votes Against	% Votes Against
2,581,063	0.7%	365,251,377	99.3%

9.	Shareholder Proposal G - It is proposed that shareholders only obtain voting rights for shares held for a minimum period of one year.

Votes For	% Votes For	Votes Against	% Votes Against
2,407,813	0.7%	365,449,034	99.3%

10.
Shareholder Proposal H - It is proposed that The Toronto-Dominion Bank by-laws, in the event of a merger or an acquisition, provide for the payment in the employees' pension fund of an amount equal to twice the amount of compensation premiums and benefits paid to officers and directors.

Votes For	% Votes For	Votes Against	% Votes Against
3,351,020	0.9%	364,508,942	99.1%

11.
Shareholder Proposal I - It is proposed that within a maximum of three years from the date of the adoption of this proposal the number of women and the number of men on the board of directors of The Toronto-Dominion Bank be equal.

Votes For	% Votes For	Votes Against	% Votes Against
21,186,214	5.8%	346,041,362	94.2%

12.
Shareholder Proposal J - It is proposed that the annual report and the management proxy circular disclose the equity ratio between the aggregate remuneration of the most senior executive officer of The Toronto-Dominion Bank, including annual salary, premiums, bonuses, long-term bonus program payments and any other form of remuneration, and the average remuneration of employees.

Votes For	% Votes For	Votes Against	% Votes Against
16,043,264	4.4%	351,185,632	95.6%

13.
Shareholder Proposal K - It is proposed that the compensation policy for the five most senior executive officers of The Toronto-Dominion Bank be previously adopted by shareholders, as well as the fees of the members of the board of directors.

Votes For	% Votes For	Votes Against	% Votes Against
9,172,073	2.5%	358,034,658	97.5%

14.
Shareholder Proposal L - It is proposed that The Toronto-Dominion Bank governs the exercise of options given to senior executives and directors of our companies by stipulating that such options cannot be exercised by the shareholders prior to the end of their mandate.

Votes For	% Votes For	Votes Against	% Votes Against
15,456,344	4.2%	351,774,561	95.8%

15.
Shareholder Proposal M - Considering the serious concerns expressed by numerous observers and regulators on the impact of hedge funds as well as high-risk mortgages on the stability of the financial system, it is proposed that the Bank make public the information on its interests, direct or indirect, in this type of activity.

Votes For	% Votes For	Votes Against	% Votes Against
51,966,333	14.2%	315,283,427	85.8%

16.	Shareholder Proposal N - It is proposed that The Toronto-Dominion Bank amends its general by-laws to establish cumulative voting for the election of the members of its board of directors.

Votes For	% Votes For	Votes Against	% Votes Against
27,989,130	7.6%	339,241,788	92.4%

17.
Shareholder Proposal O - Supplemental Executive Retirement Plan Policy Proposal. Be it Resolved:  The shareholders of The Toronto-Dominion Bank (“Company”) hereby request that the Board of Directors establish a policy regarding the Company’s supplemental executive retirement plan that provides the following: (1) an exclusion of all incentive pay from inclusion in the plan’s definition of covered compensation used to establish benefits, and (2) a prohibition on the granting of past services credits or accelerated service benefits to participating executives.  This action should be implemented in a manner so as not to interfere with existing contractual rights of any supplemental plan participant.

Votes For	% Votes For	Votes Against	% Votes Against
34,310,613	9.3%	332,921,332	90.7%

Anyone wishing additional information on the vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at 1-866-756-8936 or by Email at tdshinfo@td.com.